November 10, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549
  Attention:  Mark Wojciechowski

Re:	McMoRan Exploration Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 11, 2009
Response letter dated August 11, 2009
File No. 0-07791

Dear Mr. Wojciechowski:

McMoRan Exploration Co. (the “Company” or “we”) is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by facsimile dated October 27, 2009, in connection with the Company’s (a) Form 10-K for the fiscal year ended December 31, 2008, (b) Form 10-Q for the quarterly period ended March 31, 2009 and (c) response to the Staff’s letter dated July 30, 2009.  We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1 Summary of Significant Accounting Policies

Property, Plant and Equipment

Oil and Gas, page 55

Comment 1: In your response to prior comment three you explain that “….if management intends, instead of abandoning a well, to preserve plans for further evaluation opportunities with

November 10, 2009

respect to a suspended well, but such plans, after consideration of near term economic and/or other factors, do not satisfy the capitalization criteria under SFAS 19-1, those capitalized well costs are charged to DD&A expense.” With regard to activities that have been charged to DD&A expense, please provide us the following information based on the company's actual historic activity:

a.	The total number of wells and the amount charged to DD&A expense;
b.	The amount of time that elapsed from the decision to expense such cost, and the eventual further evaluation; and
c.	The results of each specific well's further evaluation
d.	Your accounting convention, if any, for previously expensed costs for wells that are later determined to have future economic benefits.

Response 1:

The following response is keyed to the above requests as indicated:

a.  Since the adoption of SFAS 19-1 in 2005, McMoRan has had two wells which met the criteria described in its response to the Staff’s prior comment number three whereby application of McMoRan’s accounting policy in this regard resulted in previously suspended well costs that were charged to DD&A expense.

           As noted in Footnote 6 on page 64 of its Form 10-K for the fiscal year ended December 31, 2008, in the fourth quarter of 2008 McMoRan recorded impairment charges totaling approximately $45 million on two oil and gas properties (JB Mountain Deep and Mound Point South) after re-considering its near-term plans under then current market conditions and applying the criteria of SFAS 19-1.  Within paragraph 9 of SFAS 19-1, the amended version of paragraph 31A of SFAS No. 19 indicates “…if either of those criteria is not met, or if an enterprise obtains information that raises substantial doubt about the economic or operational viability of the project, the exploratory well or exploratory-type stratigraphic well shall be assumed to be impaired and its costs, net of any salvage value, shall be charged to expense.”  The costs associated with both of these wells’ had previously been capitalized under the criteria of SFAS 19-1; however, because of the significant deterioration of market conditions, including the precipitous decline in the outlook for future oil and natural gas prices that occurred in the fourth quarter of 2008, McMoRan no longer believed that continued capitalization was appropriate and therefore it charged such costs to DD&A expense at that time.  From an operational standpoint, these wells are of continued interest to McMoRan and have been temporarily abandoned, preserving the opportunity for further evaluation.  The charge to DD&A expense related to these wells was included as an impairment charge along with impairment charges related to other oil and gas properties totaling approximately $247 million, all of which resulted from the significant decline in market conditions that occurred in late 2008.  Recognizing that the significantly reduced market conditions/outlook were the primary reasons for the economic impairment of these properties and considering the application of its related accounting policy to properties of continuing operational interest, McMoRan determined that the classification of these suspended well charges, as recorded, was the most appropriate presentation.

November 10, 2009

           McMoRan employs an exploration strategy referred to as the “deeper pool concept” which involves drilling previously unexplored prospects that lie far beneath shallower intervals that have had significant production from shallower depths on the outer continental shelf of the Gulf of Mexico.  In drilling at these extreme depths (three to six-plus miles below the mudline), McMoRan faces significant operational challenges in managing pressures, volume, flow and other factors that are much more extreme than conditions encountered in shallower drilling.  In certain situations there are often mechanical engineering and well completion issues that must be resolved before going forward with completions.  These challenges often add to the time that is necessary to fully evaluate and/or develop planned exploitation activities.  Generally, each exploratory well that McMoRan drills to these extreme depths, even if not resulting in the discovery of commercial quantities of oil and gas reserves, provides us with additional information that is used in assessing and further developing McMoRan’s overall direction with respect to its “deeper pool” concept.

           b. & c.  Both the JB Mountain Deep and Mound Point South wells referred to above remain temporarily abandoned subject to further evaluation using existing and future data, as developed from McMoRan’s ongoing “deeper pool” exploration activities.  Subsequent exploitation drilling activities on the JB Mountain Deep and Mound Point South wells have not yet occurred while McMoRan engages in other drilling activities, some of which involve re-entering existing well-bores of other wells to further evaluate certain previously drilled properties.  Examples include recent and ongoing drilling activities associated with McMoRan’s South Timbalier Block 168 No. 1 (Blackbeard West), Blueberry Hill, and Davy Jones prospects.  Costs associated with these drilling activities are currently capitalized within McMoRan’s property, plant and equipment accounts based on the current status of those properties.

d.  Once costs are charged to expense, no subsequent reversals or reclassifications of those charges are recognized/recorded, whether or not McMoRan believes potential future economic value may exist with respect to such properties.  Future costs incurred would be capitalized under McMoRan’s normal accounting policy.

Standardized Measure of Discounted Future Net Cash Flows From Proved Oil and Natural Gas Reserves (Unaudited), page 81

Comment 2:  Your  response to prior comment five did not address whether or not the tax deductions, tax credits and allowances applied to your standardized measure calculation relate specifically to your proved oil and gas reserves. As such, we re-issue  that part of the comment.

Response 2:

As indicated in McMoRan’s response to the Staff’s prior comment number five, McMoRan had total tax loss carryforwards as of December 31, 2008 of approximately $330 million, of which approximately $120 million related to its oil and gas operations.  The oil and gas related tax loss carryforwards and future tax deductions associated with McMoRan’s unamortized tax basis in its oil and gas related assets of approximately $1 billion were used in

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determining future income tax expense in the December 31, 2008 standardized measure computation.  To further clarify, all of such oil and gas related tax deductible attributes applied in McMoRan’s standardized measure computation specifically relate to McMoRan’s proved oil and gas reserves.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 3:  We note your response to our prior comment 7. The referenced disclosure indicates that the “private partner’s funding commitment is $30 million.”  However, it does not indicate whether there is an upper limit or the potential or requirement for additional joint projects to be undertaken. As your response suggests that you do not intend to file the agreement as an exhibit at this time, please provide us with a supplemental copy of it along with the additional disclosure you propose to include, if any, in order to describe the agreement in necessary detail. We may have additional comments.

Response 3:

Pursuant to the Staff’s request, a copy of the referenced exploration venture agreement (the Agreement) with the referenced private partner is provided supplementally for the Staff’s consideration as an addendum to this letter of response.  In accordance with 17 CFR 200.83, McMoRan respectfully requests that the Agreement labeled as Document A-1 provided supplementally for the Staff’s consideration receive confidential treatment under the Freedom of Information Act for reasons of business confidentiality.

As noted in the Agreement, the private partner has committed to McMoRan that it will spend up to $30 million to participate in the Exploration Activities and associated Development Activities (as such terms are defined in the Agreement), and when that sum is expended , the private partner will possibly continue such participation upon the private partner’s commitment of additional funds.  Additional commitments beyond the private partner’s initial $30 million investment are at the discretion of the private partner.  There are no upper limits to future commitments or requirements for additional joint projects to be undertaken.  To clarify this point, McMoRan intends to include the following disclosure in its Form 10-K for the fiscal year ended December 31, 2009:

“In May 2009, we entered into an arrangement with a private partner allowing that partner to participate in certain of our ongoing exploration and development activities.  The private partner’s initial funding commitment is $30 million.  Additional commitments, if any, for the partner’s participation and funding of future joint projects beyond the initial $30 million committed investment are at the discretion of the private partner.”
___________________________________

November 10, 2009

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings.  The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8141.

Sincerely,

/s/ C. Donald Whitmire, Jr.
C. Donald Whitmire, Jr.
Vice President and Controller - Financial
Reporting

cc:           Glenn A. Kleinert
Nancy D. Parmelee
Kathleen L. Quirk